August 21, 2002
Our Ref. No. 2002-431644
Gulf Coast Venture Forum, Inc.
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated August 15, 2002 requests our assurance that we would not recommend enforcement action to the Commission under section 203(a) of the Investment Advisers Act of 1940 ("Advisers Act") against Gulf Coast Venture Forum, Inc. ("GCVF") if it does not register with the Commission as an investment adviser. We decline to respond to your request because it does not contain adequate facts and legal analysis to enable us to evaluate it thoroughly.[1] In particular, your letter does not provide adequate facts and legal analysis for us to determine whether GCVF meets the definition of "investment adviser" in section 202(a)(11) of the Advisers Act.[2]

Even assuming that GCVF meets the definition of investment adviser, it appears from your letter that GCVF would not be required to register as an investment adviser with the Commission. Rather, GCVF would be subject to the registration requirements of the state in which GCVF maintains its principal office and place of business. Sections 203(a) and 203A of the Advisers Act and rule 203A-1 thereunder generally require an

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1 *See Glenwood Investment Corp.* (Aug. 10, 1994) (providing guidance as to the information that should be provided when submitting no-action and interpretive requests).

2 Section 202(a)(11) of the Advisers Act defines the term "investment adviser," in relevant part, as:

> any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . .

Thus, as we previously have stated, whether a person is an investment adviser depends on whether the person: (a) provides advice, or issues reports or analyses, concerning securities or the advisability of investing in, purchasing, or selling securities; (b) provides these services for compensation; and (c) is engaged in the business of providing these services. *Staff Legal Bulletin No. 11* (Sept. 19, 2000), at text accompanying note 7. *See also Applicability of the Investment Advisers Act to Financial Planners, Pension Consultants, and Other Persons Who Provide Investment Advisory Services as a Component of Other Financial Services*, Investment Advisers Act Rel. No. 1092 (Oct. 8, 1987).

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investment adviser to register with the Commission if it has assets under management of $30,000,000 or more or if it acts as an investment adviser to a registered investment ompany.[3] It appears from your letter that GCVF will have no assets under management and that it will not act as an investment adviser to a registered investment company. We cannot provide an entity relief from the registration requirements of the Advisers Act if the entity is not required to register with the Commission.

Sara Crovitz
Senior Counsel

[3] As relevant to your inquiry, section 203(a) of the Advisers Act generally requires investment advisers to register with the Commission, subject to certain limitations. Section 203A(a) provides, in relevant part, that "[n]o investment adviser that is regulated or required to be regulated as an investment adviser in the [s]tate in which it maintains its principal office and place of business" may register with the Commission, unless the investment adviser has assets under management of not less than $25,000,000 or is an adviser to a registered investment company. Rule 203A-1 generally provides that an investment adviser is required to register with the Commission if it has assets under management of $30,000,000 or more or is an investment adviser to a registered investment company.

MCCAFFREY & RAIMI, P.A.
5811 PELICAN BAY BOULEVARD • SUITE 206-A • NAPLES, FLORIDA 34108
(941) 514-2800 • (941) 514-2777 (fax)
mccaffrey@moneylaw.com (e-mail)
www.moneylaw.com (web site)

August 15, 2002

Douglas J. Scheidt
Associate Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Gulf Coast Venture Forum
No-Action Letter Request

Dear Mr. Scheidt:

We are counsel to Gulf Coast Venture Forum, Inc. ("GCVF"), a Florida non-profit corporation. We request confirmation from the Division of Investment Management that the staff would not recommend that the Securities and Exchange Commission (the "SEC") take any enforcement action against GCVF if GCVF does not register as an "investment adviser" under Section 203(a) of the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"). This letter is in replacement of a letter dated March 5, 2002 that we submitted on behalf of GCVF on this same subject.

Background

GCVF was formed in 2001 under the laws of the State of Florida. GCVF is a non-profit corporation and it has been granted tax-exempt status under Section 501(c)(6) of the Internal Revenue Code. GCVF was created by a group of business leaders, entrepreneurs, academicians, economic development officers, investors and professionals in Southwest Florida. The mission of GCVF is to promote the success of the region's new and emerging businesses by bringing together the best entrepreneurs, educational programs, equity investors and service providers.

GCVF sponsors frequent meetings to facilitate individual introductions and networking opportunities for its diverse membership. To help ensure the success of entrepreneurial ventures on the west coast of Florida, GCVF offers informative educational programs presented by seasoned, recognized professionals and business people. GCVF also provides a place for the sharing and exchange of business and technical experience. Annual membership dues in GCVF for non-Angel investors currently range from $100 for individuals up to $5,000 for Trustee level membership. GCVF derives additional income from program admission fees and program sponsorship fees. Additionally, GCVF may, in the future, sell standard banner advertisements on its web site or advertising space in a to be developed newsletter.

The businesses of Southwest Florida are confronted with significant difficulties in finding sources of capital to finance their development and growth. Traditionally, local wealth has sought investment opportunities in the larger metropolitan areas, such as New York, Atlanta and Boston as there is no vehicle to access information about local investment opportunities. Meanwhile, local businesses have gone to these same large metropolitan areas in search of financing sources. To bridge this gap, GCVF proposes to create a network of local angel investors and venture capitalists, which will meet periodically to hear presentations of business plans by development stage and emerging companies seeking capital.

As noted in the no-action letter request of the U.S. Small Business Administration, dated October 23, 1996: "Access to capital was one of the top issues at the 1995 White House Conference on Small Business. Fifteen of the top 60 recommendations were related to capital formation. These recommendations received 24% of the total votes, more than any other issue topic. At the conference, many small business owners voiced their frustrations with seeking capital through the equity markets. Access to the equity markets appeared to be even more troublesome for owners of small innovation- and high technology-based businesses." [1]

The recent Rural Equity Capital Initiative project of the Rural Policy Research Institute reached a similar conclusion. This project, funded by the Fund for Rural America of the U.S. Department of Agriculture, resulted in four separate white papers examining innovative institutions that make venture capital investments in rural places across the country. [2] In the first paper, *Establishing Nontraditional Venture Capital Institutions: Lessons Learned*, it was observed: "The availability of venture capital for entrepreneurs and businesses is recognized as critical for new business start-ups and business expansions. Yet venture capital investments are concentrated in a small number of regions and industries." [3] This white paper stated: "Traditional venture capital institutions do not ... aggressively seek investment opportunities in small metropolitan areas and nonmetro communities because deal flow is sparse, costs per investment are relatively high, exit opportunities are limited, and local business environments are

1 See Angel Capital Electronic Network, SEC No-Action Letter, 1996 SEC No-Act. LEXIS 812 (Oct. 25, 1996).

2 The four white papers are available at www.rupri.org/pubs/equitycap/index.html .

3 As reported in this white paper, according to 1999 PriceWaterhouseCoopers Moneytree survey, 67.1 percent of venture capital investments in the United States were in California, Massachusetts, New York and Texas, 91.0 percent of the investments were in technology based companies, and per capita venture capital investments for the State of Florida were under $100 compared to, for example, $597 for Massachusetts and $522 for California.

less supportive. Thus, alternative types of venture capital providers have evolved to serve the venture capital needs of small market areas and traditional industries." Clearly, GCVF fits the profile painted in this white paper of the "Community-Level Venture Capital Institution" which is typically organized by local angels, businesses, financial institutions and organizations like the chamber of commerce with investment goals to promote the local economic development subject to a favorable return to investors.

Proposal

GCVF is creating an Angel Club of natural persons and institutions which meet the definition of an "accredited investor" as defined in Rule 501(a) of Regulation D, promulgated under the Securities Act. At its web site, www.gcfv.com, GCVF has posted the qualifications for membership in the Angel Club. A description of these requirements was drawn from the investor requirements of ACE-Net of the U.S. Small Business Administration, found at https://ace-net.sr.unh.edu/pub/. Likewise, the GCVF web site contains an Angel Club application that is also based upon the investor application of ACE-Net found on the ACE-Net web site. In addition to being available on the GCVF web site, GCVF will distribute the Angel Club qualification requirements and application forms in hard copy to interested parties.

An Angel Club application can be completed and submitted either on-line at GCVF's web site or it may be completed in hard copy and sent to the offices of GCVF. By means of the application, an accredited investor will be required to self-certify as to accredited investor status. The Angel Club application is generic in nature and will make no reference to any company that has made or will make a presentation to the Angel Club.

Upon receipt of an Angel Club application, whether delivered on-line or in hard copy, an officer of GCVF will review the application to confirm that the applicant meets the definition of an accredited investor and that the applicant has read and agreed to the legal disclaimers contained in the application. Upon a satisfactory review, GCVF will approve the Angel Club. Approved Angel Club members will not be charged a membership fee to belong to GCVF and its Angel Club.

In-person meetings of the Angel Club will be held at convenient locations in Southwest Florida. Current plans call for monthly meetings. Members of the Angel Club will be required to provide some type of identification prior to entering an Angel Club meeting to confirm that he/she is an approved Angel Club member.

At each meeting of the Angel Club, senior management of two to three companies will make presentations of their companies' business plans. To be eligible to make a presentation, a company must first submit a written business plan for review to the screening committee of GCVF. The screening committee will seek to confirm that the business plan meets minimum standards for a business plan, but the screening committee will not conduct a due diligence review of the representations contained in the business plan nor will it give any recommendation or endorsement of a business plan. Presenting companies will be charged a flat, nominal fee to cover the cost of the Angel Club meeting, but will not be charged any other fee. Although the goal of GCVF is to attract equity capital to the Southwest Florida region, a presenting company will not be required to be located in Southwest Florida nor will it be required to be a member of GCVF.

If an Angel Club member wishes to purchase stock from or make a loan to a presenting company, the Angel Club member must contact the presenting company directly.

GCVF's policies with respect to the Angel Club are set forth in its application, under "legal disclaimers". These policies and legal disclaimers are modeled after the policies and legal disclaimers contained in the accredited investor application of ACE-Net of the U.S. Small Business Administration. These policies are as follows:

1. GCVF is not a "matching" service. GCVF does not function as securities broker-dealer, securities exchange or an investment adviser and it is not registered as such with the U.S. Securities and Exchange Commission.

2. Companies making presentations to the Angel Club will typically be small businesses. Investing in small businesses involves a high degree of risk, and investors should not invest any funds unless they can afford to lose their investment.

3. In making an investment decision, investors must rely on their own examination of the securities issuer and the terms of the securities. It is solely the investor's responsibility to determine and consider thoroughly the validity, merits, and risks of each offer made by a small business before investing in it.

4. Companies making presentations to the Angel Club have not been recommended by any federal or state securities commission, regulatory authority, government entity, or by GCVF. Furthermore, none of the government authorities have confirmed the accuracy, or determined the adequacy, of any information made by a presenting company. Any representation to the contrary by anyone may be a criminal offense.

5. Neither GCVF nor its Angel Club have made any independent investigation to verify the information provided by the entrepreneurs or investors to GCVF or the Angel Club. GCVF and its Angel Club make no representations or warranties regarding the truth, accuracy or completeness of the information provided by the entrepreneurs or

investors. Furthermore, neither GCVF nor its Angel Club have solicited any character or credit references of any entrepreneur or investor.

6. This Angel Club Application does not constitute an offer for sale, or solicitation of an offer to buy, any securities or other interests in any entrepreneur's offering presented to the Angel Club.

7. All entrepreneurs and investors are strongly encouraged to seek legal counsel and other professional advice prior to entering any investment transactions resulting from a company presentation before the Angel Club.

8. Each entrepreneur must negotiate his or her own securities sales transaction directly with the investor(s). Each entrepreneur and investor should make his or her own investigation of the other's financial condition and integrity.

9. Any investment transaction resulting from a presentation to the Angel Club shall be on a negotiated basis solely between the entrepreneur and the investor(s) without participation by, or remuneration to, GCVF or the Angel Club.

10. GCVF is a non-profit corporation. GCVF and its Angel Club are designed to facilitate the flow of information between entrepreneurs and investors. They are not designed to be a source of clients or business for attorneys, consultants, brokers, dealers, or any others who charge fees for services to entrepreneurs or investors. GCVF and the Angel Club reserve the right to refuse service to individuals or organizations who do not act as principals representing their own interests.

11. The information provided on the Angel Club Application will be kept strictly confidential; however the applicant agrees that GCVF and the Angel Club may provide this Application to such parties as necessary for verification in order to assure that any sale of securities resulting from a presentation to the Angel Club will not result in a violation of securities law.

Additionally, if an investor attends a meeting and ultimately purchases securities from one of the presenters, it will be the responsibility of the company to determine independently, before completion of any sale, whether the investor satisfies the criteria for an "accredited investor" within the appropriate jurisdiction. Each presenting company will be apprised of this responsibility.

Discussion

GCVF does not believe that it is required to register as an "investment adviser" as set forth under Section 203(a) of the Investment Advisers Act of 1940. In reaching this conclusion we have relied upon the no-action letter to *Angel Capital Electronic Network* (October 25, 1996) ("Angel Capital Letter"). We recognize that the Angel Capital Letter involved unique facts. We believe that those same unique facts exist in our proposal.

GCVF will not be engaged in the business of advising others concerning the advisability of investing in any of the companies that present their business plans at Angel Club meetings nor will it be in the regular business of issuing or promulgating analyses or reports concerning securities. GCVF will not make recommendations concerning any offering of securities of a company that makes a presentation to the Angel Club meetings. GCVF will not (i) advise any investor on the merits of any investment opportunity, (ii) participate in negotiating the terms of any investment, (iii) hold itself out as providing any securities-related services other than hosting Angel Club meetings at which companies seeking financing present business plans, (iv) directly assist investors or presenting companies with the completion of any transaction, for example, through the provision of closing documentation or paid referrals to attorneys or other professionals, or (v) handle funds or securities involved in completing the transaction. In addition, no fees, other than the nominal fees to cover the costs of Angel Club meetings, will be assessed and no fee will be made contingent upon the completion of any securities transaction resulting from a business plan presented at an Angel Club meeting.

We believe that the only significant distinction between our proposal and the proposal contained in the Angel Capital Letter is that, under our proposal, companies seeking financing will have the opportunity to make in-person presentations of their business plans to meetings of the Angel Club.

Conclusion and Action Requested

GCVF should not be required to register under Section 203(a) of the Investment Advisers Act since neither GCVF or its Angel Club will be engaged in the business of dispensing advice to investors on the worthiness of corporate stocks of companies making business plan presentations to the Angel Club. Based on the foregoing, we request that the staff of the SEC confirm that it will not recommend enforcement action against GCVF.

Pursuant to SEC Release No. 33-6269, we enclose seven copies of this no-action request. Please contact the undersigned at 941-514-2800 with any comments or questions you may have.

Sincerely,

Judith E. McCaffrey